Confidential Treatment Requested by Royalty Pharma plc

Pursuant to 17 C.F.R. Section 200.83

		New York Northern California Washington DC São Paulo London	Paris Madrid Tokyo Beijing Hong Kong

Richard D. Truesdell, Jr.

Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4674 tel 212 701 5674 fax richard.truesdell@davispolk.com

March 26, 2020

Re:	Royalty Pharma plc
Confidential Submission of Amendment No. 1
to the Draft Registration Statement on Form S-1 Submitted March 26, 2020
CIK No. 0001802768

Mr. Tim Buchmiller

Office of Life Sciences

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-3628

Dear Mr. Buchmiller,

On behalf of our client, Royalty Pharma plc, an English public limited company incorporated under the laws of England and Wales (the “Company”), we are responding to the comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Draft Registration Statement on Form S-1 (the “Registration Statement”) contained in the Staff’s letter dated March 12, 2020 (the “Comment Letter”). In response to the comments set forth in the Comment Letter, the Company has revised the Registration Statement and is submitting Amendment No. 1 of the Registration Statement (“Amendment No. 1”) together with this response letter. Amendment No. 1 contains certain additional updates and revisions. We are also sending, under separate cover, a copy of Amendment No. 1 and three marked copies of Amendment No. 1 showing the changes to the Registration Statement submitted on February 13, 2020.

Set forth below are the Company’s responses to the Staff’s comments. For convenience, the Staff’s comments are repeated below in italics, followed by the Company’s response to the Staff’s comments as well as a summary of the responsive actions taken. We have included page numbers to refer to the location in Amendment No. 1 where the revisions addressing a particular comment appears.

Draft Registration Statement on Form S-1 submitted February 13, 2020

Our Portfolio, page 4

Confidential Treatment Requested by Royalty Pharma plc

Pursuant to 17 C.F.R. Section 200.83

Mr. Tim Buchmiller Division of Corporation Finance Office of Life Sciences U.S. Securities and Exchange Commission
	2	March 26, 2020

1.    For each of the commercial products and product candidates shown in your table, please expand the table to include a brief indication of how you have invested in these products or product candidates. In this regard, we note your disclosure under “Acquisition of royalties” on page 101 of the classifications of the various structures through which you acquire the rights to royalties. Please advise us if those classifications would be the most useful way to present the requested information to investors in this section.

Response:     The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company believes that the structures used to invest in these products and product candidates are not so useful to investors as to warrant being highlighted in the Summary section of the prospectus. In response to the Staff’s comment, the Company has added the structures used to invest in these products and product candidates on page 133 of Amendment No. 1.

2.    Please revise the table to remove the estimated “Total End Market Sales” figures for each third-party drug or explain why you believe it is appropriate to highlight prominently these figures in the table. Also, tell us your basis for highlighting a single year of royalty receipts by discussing whether this information provides investors with an adequate basis to assess the significance of each royalty right.

Response:     The Company respectfully acknowledges the Staff’s comment and advises the Staff that it believes it is appropriate to highlight the “Total End Market Sales” figures in this table, as it enables investors to calculate the approximate royalty rate on the Company’s products for the period presented. Furthermore, throughout the Registration Statement, the Company emphasizes that its portfolio of royalties provides direct exposure to a broad array of blockbuster therapies, which are products with end-market sales of more than $1 billion. Including the “Total End Market Sales” figures in the table demonstrates the number of blockbuster therapies in our portfolio. In addition, as described in the Registration Statement, marketers (rather than the Company) control the extent and priority of the resources they commit to their program for a product, and accordingly, the successful commercialization of a product depends on the marketer’s efforts. Typically, marketers will devote more resources to blockbuster therapies and therefore the Company believes Total End Market Sales is useful information for investors.

The Company believes that highlighting a single year of royalty receipts provides investors with an adequate basis to assess the significance of each royalty right. In addition, investors are given information about trends in royalty receipts in Summary Historical and Pro Forma Financial Data on page 20 and in Management’s Discussion and Analysis of Financial Condition and Results of Operations on pages 86, 100 and 101.

3.    For each product, disclose the expected duration of the royalty obligations to which you are entitled, including, where appropriate, by disclosing the expiration dates of the underlying patents or projected expiration dates for any patents that may issue from pending applications. If patent cliffs will materially impact your royalty receipts in the next few years, then please revise the table to prominently disclose this information and discuss such cliffs in other sections of the prospectus, where appropriate.

Response:     The Company respectfully acknowledges the Staff’s comment and advises the Staff that patent cliffs will not materially impact the Company’s royalty receipts in the next few years. Although several large royalties expired in 2018 and 2019 (including the royalties on Humira, Remicade and Tecfidera) and Adjusted Cash Receipts accordingly declined substantially from 2018 to 2019, the Company currently expects that Total income and other revenues and Adjusted Cash Receipts from the

Confidential Treatment Requested by Royalty Pharma plc

Pursuant to 17 C.F.R. Section 200.83

Mr. Tim Buchmiller Division of Corporation Finance Office of Life Sciences U.S. Securities and Exchange Commission
	3	March 26, 2020

current portfolio of products will generally remain steady or grow over the next five years notwithstanding that some royalties will expire during this period. This is because while some royalties will expire during this period, other royalty payments are expected to grow strongly, offsetting or exceeding the loss of cash receipts from expiring royalties. In addition, the Company expects to deploy additional capital to acquire royalty interests in new products over the next five years which are expected to result in revenues growing beyond what is expected for the current portfolio. Furthermore, the Company has made the distinction between Growth and Mature Products in the Registration Statement to make clear to investors that royalties on its Mature Products have a duration that will expire before December 31, 2020 and Growth Products have royalties with a duration expiring after December 31, 2020.

In response to the Staff’s comment, the Company has revised the disclosure on page 93 of Amendment No. 1 to make clear that the patents covering our royalties on Humira and Remicade expired in June and September of 2018, respectively, and royalty payments related to its investment in Tecfidera ceased after the final milestone was collected in the first quarter of 2019. In addition, the Company has revised the disclosure on pages 140-141 of Amendment No. 1 to add the estimated royalty duration for the products presented in the table.

Our portfolio is highly diversified across products, therapeutic areas and marketers, page 5

4.    We refer to your risk factor disclosure on page 25 concerning your reliance on a limited number of products. Please balance your prospectus summary disclosure concerning your high degree of product diversification by also addressing your reliance on a limited number of products.

Response:     The Company respectfully acknowledges the Staff’s comment, and, in response to the Staff’s comment, the Company has revised the disclosure on pages 5 and 119 of Amendment No. 1 to note that the top five therapies accounted for 56% of its royalty receipts in the year ended December 31, 2019.

The Manager, page 9

5.    Please revise to identify the Manager and discuss the relationship between the Manager and your officers and directors. Also, briefly indicate the formula for determining how the fixed fee payable to the Manager on Adjusted Cash Receipts, and the fixed fee payable to the Manager on “certain assets,” will be determined. Similarly, briefly indicate the formula for determining how the quarterly dividends payable to Equity Performance Award Holdings, an affiliate of the Manager, will be determined.

Response:     The Company respectfully acknowledges the Staff’s comment, and, in response to the Staff’s comment, the Company has revised the disclosure on page 9-10 of Amendment No. 1.

The Reorganization Transactions, page 9

6.    Please revise your diagram on page 10 and on page 53 to show that the Manager will be entitled to Operating and Personnel Payments, to Equity Performance Awards and to dividends through its ownership interests of RPI GP 2019, LP.

Response:     The Company respectfully acknowledges the Staff’s comment, and, in response to the Staff’s comment, the Company has revised the diagram on pages 10 and 56 of Amendment No. 1.

Confidential Treatment Requested by Royalty Pharma plc

Pursuant to 17 C.F.R. Section 200.83

Mr. Tim Buchmiller Division of Corporation Finance Office of Life Sciences U.S. Securities and Exchange Commission
	4	March 26, 2020

7.    Given the information in your diagram on page 10 that you will be entitled to 82% of the Existing Royalties and 100% of the New Royalties, please make it more clear in your disclosure that investors in your offering will be making an investment decision based on a royalty stream that is more heavily weighted towards New Royalties as compared to your legacy investors. Please also tell us if these arrangements present any additional risk factors, or conflicts of interests, that should be disclosed to investors in your offering.

Response:     The Company respectfully acknowledges the Staff’s comment and advises the Staff that the royalty stream is currently weighted to 100% existing royalties. While the Company has an 82% interest in existing royalties and will have a 100% interest in new royalties, the Company’s investments in new royalties will occur over time. Both investors in the initial public offering and those investors who exchanged into the Continuing Investors Partnerships (as defined in the Registration Statement) in the exchange offer will have the same interest, while investors who did not exchange in the exchange offer and remained invested in Old RPI will only have an 18% interest in existing royalties through Old RPI, which will cease to make new investments after June 30, 2020. From the Exchange Date until the expiration of the Legacy Investors Partnerships’ investment period on June 30, 2020, RPI will have the right to participate proportionately with the Legacy Investors Partnerships in any acquisition made by Old RPI. Following the Legacy Date, Old RPI will cease making new acquisitions and will therefore not participate in any New Royalties. The Company advises the Staff that there are no arrangements relating to the structure that present any additional risk factors, or conflicts of interests, that should be disclosed.

Summary of the Offering Structure, page 11

8.    We note your disclosure that your offering is being conducted through an “Up-C” structure. Please tell us whether you are entering into any tax receivable agreements as part of the reorganization.

Response:     The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company will not be entering into any tax receivable agreements as part of the reorganization.

Risk Factors, page 12

9.    With reference to your disclosures on pages 47 and 169, please revise the summary to highlight your anticipated PFIC status and risks to U.S. holders if they do not file timely a QEF election and/or fail to file annual information returns on IRS Form 8621.

Response:     The Company respectfully acknowledges the Staff’s comment and, in response to the Staff’s comment, the Company has revised the disclosure on pages 12, 50 and 178-179 of Amendment No. 1.

Risk Factors, page 21

10.    Although we note your disclosure in the seventh bullet point under “Risk Factors” on page 12, we see limited risk factors addressing actual and potential conflicts of interest with the Manager and its affiliates. In this regard, we note your disclosure under “Conflicts of Interest” on page 144 regarding Mr. Legorreta’s involvement with BioPharma Credit PLC and the potential for conflicts of interest described in that section. Please ensure that your risk factors address all material actual and potential conflicts of interest.

Confidential Treatment Requested by Royalty Pharma plc

Pursuant to 17 C.F.R. Section 200.83

Mr. Tim Buchmiller Division of Corporation Finance Office of Life Sciences U.S. Securities and Exchange Commission
	5	March 26, 2020

Response:     The Company respectfully acknowledges the Staff’s comment and, in response to the Staff’s comment, the Company has revised the disclosure on page 25 of Amendment No. 1 to include a risk factor that details the policies and procedures that will be in place relating to conflicts of interest and that describes the potential for conflicts of interest to arise between the Company, the Manager and other parties.

We have no employees and will be entirely dependent upon the Manager for all the services we require, page 23

11.    We note from your disclosure under “The Manager” on page 134 that you will retain the right to remove the Manager in “certain circumstances.” If your ability to remove the Manager is limited, please expand this risk factor as appropriate.

Response:     The Company respectfully acknowledges the Staff’s comment and, in response to the Staff’s comment, the Company has revised the disclosure on page 25 and 143 of Amendment No. 1 to include information regarding the termination provisions of the Management Agreement.

We make assumptions regarding the royalty duration for terms that are not contractually fixed..., page 2

12.    Please revise to clarify the risk by indicating whether a shortened royalty term has caused a permanent impairment in recent years.

Response:     The Company respectfully acknowledges the Staff’s comment and advises the Staff that an unexpected shortening of a royalty term has not caused a permanent impairment in recent years and has revised the risk factor on page 27 to clarify that point.

The success of our business depends upon key members of the Manager’s senior advisory team..., page 35

13.    We note your disclosure on page 144 that Mr. Legorreta is a co-founder of, and has significant influence over, Pharmakon Advisors. Given this position, please expand your risk factor disclosure, if appropriate, to discuss any material constraints on the time that Mr. Legorreta has to devote to you and/or the Manager.

Response:     The Company respectfully acknowledges the Staff’s comment and, in response to the Staff’s comment, the Company has revised the disclosure on page 25 of Amendment No. 1 to include a risk factor that details Mr. Legorreta’s role with Pharmakon Advisors. The Company advises the Staff that there are no material constraints on the time that Mr. Legorreta has to devote to the Company and the Manager.

If our Class A ordinary shares are not eligible for deposit and clearing within the facilities of DTC..., page 45

14.    Please tell us, and revise as applicable to clarify, whether this risk applies to all publicly traded companies or whether the risk is more pronounced for public companies incorporated in the U.K. Also, clarify whether your shares could continue to be listed on the NYSE or Nasdaq in the event that DTC ceased to act as a depositary and clearing agency for your ordinary shares.

Confidential Treatment Requested by Royalty Pharma plc

Pursuant to 17 C.F.R. Section 200.83

Mr. Tim Buchmiller Division of Corporation Finance Office of Life Sciences U.S. Securities and Exchange Commission
	6	March 26, 2020

Response:     The Company respectfully acknowledges the Staff’s comment and advises the Staff that this risk applies to all publicly traded companies that are organized under the laws of England and Wales, but not to all publicly traded companies. In response to the Staff’s comment, the Company has revised the disclosure on page 48 of Amendment No. 1.

We expect to be treated as a PFIC for U.S. federal income tax purposes..., page 47

15.    We note your disclosure that you “expect to provide information to all electing shareholders needed to comply with the QEF election, including with respect to any of [y]our subsidiaries that may be classified as a PFIC” and that “no assurance can be given that [you] will be able to provide information necessary to make QEF elections with respect to any subsidiary that is a PFIC and that you will not control.” Please disclose any material adverse consequences to your shareholders if you are not able to provide the information necessary for them to make QEF elections with respect to any subsidiary that is a PFIC and that you do not control.

Response:     The Company respectfully acknowledges the Staff’s comment and, in response to the Staff’s comment, the Company has revised the disclosure on page 50 of Amendment No. 1.

Unaudited Pro Forma Financial Information, page 62

16.    Please note that once you have included complete pro forma financial information in your Form S-1, we will need sufficient time to review such information and may have additional comments based on your compliance with Article 11 of Regulation S-X. We also encourage you to present your pro forma adjustments in separate columns to more clearly illustrate the impacts of the various transactions (e.g., Exchange Offer Transactions, Reorganization Transactions, sale of Class A ordinary shares in IPO, etc. ) to which you are giving effect.

Response:     The Company respectfully acknowledges the Staff’s comment and, in response to the Staff’s comment, the Company has revised the presentation of the pro-forma adjustments on pages 66-67.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 80

17.    Please describe material known trends or uncertainties that have had, or that you reasonably expect will have, a material favorable or unfavorable impact on total income and revenues or results of operations. For example, if the Operating and Personnel Payments under the new Management Agreement or other aspects of the Exchange Offer Transactions and Reorganization Transactions will materially impact your general and administrative expenses or your total operating expenses, or impact your operating income, please include appropriate disclosure. Please also disclose any known funding commitments that would be material to an understanding of your operating results and financial condition.

Response:     The Company respectfully acknowledges the Staff’s comment and, in response to the Staff’s comment, has revised the disclosure on pages 90-91 of Amendment No. 1. The Company does not believe there are any other known trends or uncertainties that will have a material impact on total income and revenues or results of operations that are not already disclosed, including, for example, management’s judgment in forecasting the expected future cash flows of the underlying royalties and the expected duration of the royalty asset, the Company’s use of the effective interest method accounting methodology and the role of sell-side equity research analysts’ consensus forecasts, as described in “Management’s Discussion and Analysis of Financial Condition—Understanding Our Financial Reporting.”

Confidential Treatment Requested by Royalty Pharma plc

Pursuant to 17 C.F.R. Section 200.83

Mr. Tim Buchmiller Division of Corporation Finance Office of Life Sciences U.S. Securities and Exchange Commission
	7	March 26, 2020

In addition, the Company advises the Staff that funding commitments are currently disclosed in the contractual obligations table in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Commitments, Contingencies and Guarantees.” The funding commitments presented in the 2019 updates to the Management’s Discussion and Analysis of Financial Condition and Results of Operations section include funding commitments attributable to new transactions entered into in 2019, in addition to the funding amounts currently disclosed for the Company’s investment in Avillion, an equity method investment. The funding commitments related to the Company’s 2019 transactions are specifically related to the tranched royalty acquisition from Eisai and the put obligation with Epizyme that was part of the broader acquisition from Epizyme.

Understanding Our Results of Operations, page 84

18.    Please quantify the term “de minimis” in paragraph 4 and tell us why it would not be appropriate to reflect this interest in your organizational diagram on pages 10 and 53.

Response:     The Company respectfully acknowledges the Staff’s comment and advises the Staff that the “de minimis” interest refers to a legacy non-controlling interest that arose from a reorganization in 2011 (the “2011 Reorganization Transaction”). Through the 2011 Reorganization Transaction, two new vehicles, RPSFT and RPIFT, a wholly owned subsidiary of RPI, became the immediate parents of the Collection Trust, a consolidated subsidiary of RPIFT, and, from the date of the 2011 Reorganization Transaction, were contractually entitled to 20% and 80% of the net cash flows of the Collection Trust, respectively. No new investments subsequent to the 2011 Reorganization Transaction were made at the Collection Trust, therefore, its only remaining activity was to distribute cash to its owners pro rata. Since the 2011 Reorganization Transaction, most of the royalty assets held by the Collection Trust have expired and new investments have been made at RPI, resulting in a significant decline in the portion of non-controlling interest attributable to RPSFT. The table below shows the non-controlling interest (“NCI”) attributable to RPSFT as presented in the historical financial statements of RPI and subsidiaries as a percentage of consolidated net income and total equity.

(in thousands)	For the years ended December 31,
	2019	2018	2017
Net income attributable to non-controlling interest	112,884	140,126	133,155
Consolidated net income	2,461,419	1,517,855	1,343,180
NCI as a percentage of consolidated net income	4.6%	9.2%	9.9%

	As of December 31,
	2019	2018
Non-controlling interest	35,883	63,865
Total unitholders’ equity	6,141,438	4,552,079
NCI as a percentage of total equity	0.6%	1.4%

Confidential Treatment Requested by Royalty Pharma plc

Pursuant to 17 C.F.R. Section 200.83

Mr. Tim Buchmiller Division of Corporation Finance Office of Life Sciences U.S. Securities and Exchange Commission
	8	March 26, 2020

The non-controlling interest attributable to RPSFT will be further diluted by the additional ownership interest arising from the offering of the Company’s Class A ordinary shares in the initial public offering. Thus, the Company has highlighted for potential investors the new non-controlling interests arising from the Exchange Offer Transactions and Reorganization Transactions as having a more significant and continuing impact on the financial position and results of operations of RPI in future periods. Because the non-controlling interest attributable to RPSFT is below 5% and 1% on the basis of consolidated net income and total equity in the most recent fiscal year, respectively, and this ownership percentage is expected to be further diluted from the offering of Class A ordinary shares, the Company believes that it is not a meaningful factor in interpreting the Company’s results of operations or in assessing the Company’s performance.

Income from royalty assets, page 89

19.    You provide an overview of your royalty portfolio on page 83 which disaggregates both your growth and mature product royalties by product and quantifies the royalties received from each. Please consider providing a similar presentation for your income from royalty assets in order to more clearly illustrate the underlying changes in this income from period to period. In this regard, consider disaggregating your royalty income by product for each period along with the corresponding yield for that period.

Response:     The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company does not believe it is meaningful to disaggregate its income from royalty assets on the same basis as those identified for cash receipts, since the Company’s income from financial assets is not directly correlated with its cash receipts. However, in response to the Staff’s comment, the Company has revised the disclosure on page 93 of Amendment No. 1 to include a table that illustrates the changes in income from period to period attributable to the most significant royalties that comprise the Company’s income.

In addition, the Company does not believe that the inclusion of the yield per product is helpful to, and in fact could be misleading to, investors. The yield on each product is impacted by the volatility of sell-side equity research consensus forecasts, changes in consensus forecasts period to period and the yield itself can be volatile, particularly as a product nears maturity and the asset balance declines. For example, when an asset is nearing maturity, the yield on the asset can be extremely volatile if the product under- or over-performs expectations because the yield is being calculated on the basis of a small remaining asset balance.

Income from royalty assets — Years ended December 31, 2018 and 2017, page 90

20.    Please quantify the increases and the offsets for the product categories described in the second sentence of the first paragraph of this section.

Response:     The Company respectfully acknowledges the Staff’s comment, and, in response to the Staff’s comment, the Company has revised the disclosure on page 93 of Amendment No. 1.

Provision for changes in expected cash flows from royalty assets, page 91

21.    Please revise your discussion of changes in your provision to address the credits recorded to the provision related to your cystic fibrosis franchise in both 2018 and 2017 as well as for Letairis in 2018.

Confidential Treatment Requested by Royalty Pharma plc

Pursuant to 17 C.F.R. Section 200.83

Mr. Tim Buchmiller Division of Corporation Finance Office of Life Sciences U.S. Securities and Exchange Commission
	9	March 26, 2020

Response:     The Company respectfully acknowledges the Staff’s comment, and, in response to the Staff’s comment, the Company has revised the disclosure on page 95 of Amendment No. 1.

Non-GAAP Financial Results, page 93

22.    So that you do not give undue prominence to your discussion of non-GAAP measures, please revise your discussion of your Results of Operations beginning on page 89 to incorporate your discussion on pages 95-97 regarding each of your products to the extent that this information also impacts the amount of royalty income and revenues recognized in your financial statements for each period.

Response:     The Company respectfully acknowledges the Staff’s comment, and, in response to the Staff’s comment, the Company has revised the disclosure on pages 97 - 99 of Amendment No. 1. In addition, as described above in response to the Staff’s comment 19, the Company has included a table on page 93 of Amendment No. 1 that illustrates the changes in income from period to period attributable to the most significant royalties that comprise the Company’s income.

Commitments, Contingencies and Guarantees, page 102

23.    Please revise footnote 3 to your table in this section to clarify, if true, that the table excludes the Operating and Personnel Payments payable under the new Management Agreement. If Operating and Personnel Payments will be payable under the New Management Agreement, as described in footnote 3, during the “2022-2023” and “Thereafter” periods, please revise the table to indicate the potential for such payments rather than indicating “N/A” in the table for those periods.

Response:     The Company respectfully acknowledges the Staff’s comment and advises the Staff that Operating and Personnel Payments will be payable under the New Management Agreement, as described in Footnote 3 to the contractual obligations table on page 110 of Amendment No. 1. In response to the Staff’s comment, the Company has revised the contractual obligations table on page 110.

Credit and Counterparty Risk, page 106

24.    Although we note your reference to the Company Overview within your MD&A for a discussion of your concentration of receivables balances with select marketers, we do not see this disclosure in your filing at this time. Please advise.

Response:     The Company respectfully acknowledges the Staff’s comment and, in response to the Staff’s comment, has revised the disclosure on page 113 of Amendment No. 1 to refer investors to the tabular disclosure presented on page 93 of Amendment No. 1, which illustrates the concentration of its total income and other revenues.

Financial Covenants, page 107

25.    We note your disclosure in the first paragraph of this section that the Credit Agreement contains financial covenants that require you to maintain compliance with specified financial ratios. Although we note your disclosure regarding Adjusted EBITDA and your Secured Leverage ratio in the next paragraph, please revise future amendments to disclose clearly whether you are and have been in compliance with the financial covenants specified in the first paragraph of this section.

Confidential Treatment Requested by Royalty Pharma plc

Pursuant to 17 C.F.R. Section 200.83

Mr. Tim Buchmiller Division of Corporation Finance Office of Life Sciences U.S. Securities and Exchange Commission
	10	March 26, 2020

Response:     The Company respectfully acknowledges the Staff’s comment and, in response to the Staff’s comment, has revised the disclosure on page 114 of Amendment No. 1 to disclose that the Company is in compliance with the financial covenants.

Senior Secured Credit Facilities, page 107

26.    Although we note your disclosure that the maturity dates and interest rates applicable to certain tranches of term loans under the Credit Agreement are described in “Long-term Debt,” we do not see this disclosure in your filing at this time. Please advise. Also please advise whether you will update the “Borrowings” presentation included on page 101 to add the terms of the new Credit Agreement, and any balances as of March 31, 2020.

Response:     The Company respectfully acknowledges the Staff’s comment and, in response to the Staff’s comment, has revised the disclosure on page 114 of Amendment No. 1 to refer investors to “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Sources of Capital—New Senior Secured Credit Facilities” on page 108 of Amendment No. 1, which includes disclosure of the maturity dates and interest rates applicable to certain tranches of term loans under the Credit Agreement.

In addition, in response to the Staff’s comment, the Company has revised the “Borrowings” presentation on page 108 of Amendment No. 1 to include the balances outstanding under the new Credit Agreement as of March 31, 2020.

Development-Stage Product Candidates, page 130

27.    Please revise the disclosure in this section to provide royalty rate disclosures applicable to the development-stage product candidates.

Response:     The Company respectfully acknowledges the Staff’s comment and, in response to the Staff’s comment, has revised the disclosure on pages 140 - 141 of Amendment No. 1 to provide the royalty rates for its development-stage product candidates.

U.S. Investment Company Act Status, page 135

28.    Please note we will continue to assess the disclosure in this section and in the risk factor on pages 34-35 and may have further comment.

Response:    The Company respectfully acknowledges the Staff’s comment that it may have further comment to this disclosure.

Management, page 137

29.    We note your disclosure in the last risk factor on page 23 that your success will be largely dependent upon the expertise and services of others, including the investment committee. Accordingly, please disclose who is serving or will be serving on the investment committee.

Response:     The Company respectfully acknowledges the Staff’s comment and advises the Staff that the investment committee will cease to exist upon the Company’s initial public offering. In response to the Staff’s comment, the Company has revised the disclosure on page 24 of Amendment No. 1 to remove the reference to the investment committee.

Confidential Treatment Requested by Royalty Pharma plc

Pursuant to 17 C.F.R. Section 200.83

Mr. Tim Buchmiller Division of Corporation Finance Office of Life Sciences U.S. Securities and Exchange Commission
	11	March 26, 2020

Directors (who are not Executive Officers), page 138

30.    Refer to Regulation S-K Item 401(e)(1) and ensure that you have described the business experience during the past five years of each director and each person’s principal occupations and employment during the past five years. As examples, please disclose: (i) when Dr. De Souza become the Executive Chairman of Bionomics Ltd.; (ii) whether Mr. Norden’s position as Chief Financial Officer of Wyeth ended within the last five years; (iii) Mr. Giuliani’s principal business occupations and employment during the past five years; and (iv) whether Mr. Riggs continues to serve on the Investment Committee.

Response:     The Company respectfully acknowledges the Staff’s comment and, in response to the Staff’s comment, has revised the biographies on pages 148 - 149 of Amendment No. 1.

Executive Officer Compensation, page 142

31.    With reference to your disclosure at the bottom of page F-28, please provide us an analysis explaining why you do not include Regulation S-K, Item 402 disclosure for fiscal 2019. Please also provide us with additional analysis to support your position that Item 402 disclosure will not be required for future periods given your newly adopted structure.

Response:     The Company respectfully acknowledges the Staff’s comment, and advises that it anticipated including fiscal 2019 information once available, as it believes Item 402 disclosure is applicable. In response to the Staff’s comment, the Company has revised the disclosure on page 153 of Amendment No. 1 to disclose the Operating and Personnel Payments paid to the Manager during the year ended December 31, 2019.

Certain Relationships and Related Party Transactions, page 144

32.    Please file the agreements related to the Equity Performance Awards and the Director Appointment Agreement as exhibits to your filing.

Response:     The Company respectfully acknowledges the Staff’s comment and agrees to file the agreements related to the Equity Performance Awards and the Director Appointment Agreement in future filings.

Operating and Personnel Payment, page 145

33.    With respect to the 0.25% fee payable on the GAAP value of security investments at the end of the quarter, it appears that the Manager would be entitled to this fee based on the mark-to-market value of those securities at the end of every quarter even though you might not actually realize any gains in those securities when sold. If that is the case, please make that clear. If this fee structure presents a conflict of interest, please include appropriate disclosure, including risk factor disclosure.

Response:     The Company respectfully acknowledges the Staff’s comment, and, in response to the Staff’s comment, has revised the disclosure on pages 25 and 156 of Amendment No. 1 to clarify that the Operating and Personnel Payment is based on the mark-to-market value of the securities at the end of every quarter and that the Manager is entitled to this payment regardless of whether the Company realizes any gains in the securities when sold.

Confidential Treatment Requested by Royalty Pharma plc

Pursuant to 17 C.F.R. Section 200.83

Mr. Tim Buchmiller Division of Corporation Finance Office of Life Sciences U.S. Securities and Exchange Commission
	12	March 26, 2020

Equity Performance Awards, page 146

34.    We note that the Equity Performance Awards are based on a portfolio-by-portfolio basis and that investments made during each two-year period will be grouped together as a separate portfolio. Please disclose the business purpose for separating your investments into portfolios based on two-year periods for purposes of the Equity Performance Awards. Since investors in your Class A ordinary shares will have exposure to all of your investments, please expand your penultimate risk factor on page 35 to disclose any additional material risks to investors in your offering from the Equity Performance Awards being determined on a portfolio-by-portfolio basis, including that there may be Equity Performance Awards payable to your affiliates when your overall portfolio of investments is not performing as well as the portfolios used as the basis for measuring the Equity Performance Awards.

Response:     The Company respectfully acknowledges the Staff’s comment, and, in response to the Staff’s comment, has revised the disclosure on pages 37 and 158 of Amendment No. 1 to clarify that the Equity Performance Awards are structured on a portfolio-by-portfolio basis to mitigate the risk that Equity Performance Awards are paid on a profitable investment even though in the aggregate the investments made over a two year period are not profitable.

In addition, the conditions to the payment of Equity Performance Awards described on page 158 of Amendment No. 1 are designed to reduce the risk that Equity Performance Awards are payable on one portfolio even though in the aggregate the Company’s portfolio of investments is not performing well. The conditions provide that the payment of Equity Performance Awards is subject to the conditions: (i) that the aggregate projected cash receipts for all investments in such portfolio for all periods commencing after such quarterly determination date are equal to or greater than 135% of the projected total expenses for all investments in such portfolio through the expected termination dates of all investments in such portfolio and (ii) the aggregate projected cash receipts for all investments in all portfolios (other than the Old RPI Portfolio) for all periods commencing after the quarterly determination date are equal to or greater than 135% of the projected total expenses for all of the portfolios through the termination or disposition dates of all investments in all of the portfolios (other than the Old RPI Portfolio).

35.    Since the Equity Performance Awards will be payable in RP Holdings Class B Interests that will be exchanged upon issuance for Class A ordinary shares, please disclose the potential for dilution to holders of the Class A ordinary shares as a result of the Equity Performance Awards. Please also disclose if there will be a potential range of such dilution on a yearly or other basis, or a maximum cap on the Equity Performance Awards, and include risk factor disclosure if appropriate.

Response:     The Company respectfully acknowledges the Staff’s comment, and advises the Staff that there is a potential for dilution to holders as a result of the Equity Performance Awards which are not subject to any cap; however, the Company’s current estimate is that there will be no shares issuable pursuant to the Equity Performance Awards for at least five years.

Review, Approval or Ratification of Transactions with Related Parties, page 149

36.    Please disclose the standards that will be applied in determining whether to approve any of the transactions described in this section. Refer to Item 404(b)(1)(ii) of Regulation S- K.

Confidential Treatment Requested by Royalty Pharma plc

Pursuant to 17 C.F.R. Section 200.83

Mr. Tim Buchmiller Division of Corporation Finance Office of Life Sciences U.S. Securities and Exchange Commission
	13	March 26, 2020

Response:     The Company respectfully acknowledges the Staff’s comment, and, in response to the Staff’s comment, has revised the disclosure on pages 160 - 161 of Amendment No. 1.

Security Ownership of Certain Beneficial Owners and Management, page 151

37.    We note from footnote 1 to your table that beneficial ownership of the Class A ordinary shares reflects beneficial ownership of RP Holdings’ Class B Interests exchangeable for Class A ordinary shares “immediately following the offering.” Given the disclosure in the first sentence of footnote 1, which indicates that the exchanges of the Class B Interests for Class A ordinary shares may not occur until after the expiration of the underwriters’ lock-up agreements, it is not clear from your current disclosure how the Class B Interests will be reflected in your beneficial ownership table. Please advise and revise your disclosure as necessary for clarity.

Response:     The Company respectfully acknowledges the Staff’s comment, and, in response to the Staff’s comment, the Company has revised the disclosure on pages 163 - 164 of Amendment No. 1.

Voting Rights, page 155

38.    Refer to Regulation S-K Item 202(a)(1)(v) and specify the vote required by security holders to take action on ordinary resolutions.

Response:     The Company respectfully acknowledges the Staff’s comment, and, in response to the Staff’s comment, has revised the disclosure on page 166 of Amendment No. 1.

Annual Accounts and Independent Auditor, page 158

39.    We note your disclosure in the first paragraph on page 159 that annual accounts and reports must be presented to the shareholders at a general meeting prepared in accordance with IFRS as adopted by the European Union. If you will not also be providing such reports in U.S. GAAP, please revise your disclosure as appropriate.

Response:     The Company respectfully acknowledges the Staff’s comment, and, in response to the Staff’s comment, has revised the disclosure on page 170 of Amendment No. 1.

Class A Ordinary Shares Eligible for Future Sale, page 161

40.    We refer to your disclosure in the parenthetical of the first sentence of the third paragraph of this section and the similar disclosure in parenthetical of the second paragraph under “Lock-Up Arrangements” on page 162. Please tell us why the numbers or percentage in these parentheticals would change if the underwriters exercise their option to purchase additional shares in full and “after giving effect to the use of the net proceeds therefrom,” or revise your disclosure as appropriate.

Response:     The Company respectfully acknowledges the Staff’s comment and, in response to the Staff’s comment, has revised the disclosure on page 172 of Amendment No. 1.

U.K. taxation of dividends; and U.K. taxation on capital gains, page 163

Confidential Treatment Requested by Royalty Pharma plc

Pursuant to 17 C.F.R. Section 200.83

Mr. Tim Buchmiller Division of Corporation Finance Office of Life Sciences U.S. Securities and Exchange Commission
	14	March 26, 2020

41.    We note your disclosure in these sections that U.S. holders, under the circumstances described, “should not” be subject to U.K. tax in respect of any dividends, “should not” be liable to U.K. capital gains tax, and “should not be” liable for U.K. corporation tax. Please unequivocally state what the tax consequences will be, not what they “should” or “should not” be. If you are unable to provide an unequivocal statement, for each material tax consequence where uncertainty exists, please disclose the reason for the uncertainty, the degree of the uncertainty, the possible alternatives, and the risks to investors, including appropriate prospectus summary and risk factor disclosure. For guidance, refer to Section III.C of Staff Legal Bulletin 19, Legality and Tax Opinions in Registered Offerings (October 14, 2011).

Response:     The Company respectfully acknowledges the Staff’s comment, and, in response to the Staff’s comment, has revised the disclosure on page 174 of Amendment No. 1.

Consolidated Balance Sheet, page F-3

42.    Please revise both your current and non-current line items “Royalty assets, net—financial assets” to parenthetically quantify the amount of the allowance for changes in expected cash flows.

Response:     The Company respectfully acknowledges the Staff’s comments and advises the Staff that it considered the guidance in Regulation S-X §210.5-02—Balance Sheets (“S-X 5-02”), ASC 210—Balance Sheet (“ASC 210”) and ASC 310—Receivables (“ASC 310”) in order to determine the appropriate presentation and disclosure of the allowance for changes in expected cash flows (“the Allowance”) related to the line item “Financial royalty assets, net” in the Consolidated Balance Sheet.

•

S-X 5-02, paragraph 4 states the following: Allowances for doubtful accounts and notes receivable. The amount is to be set forth separately in the balance sheet or in a note thereto. Further, paragraph 3 states: If receivables include amounts due under long-term contracts (see §210.5-02.6(d)), state separately in the balance sheet or in a note to the financial statements the following amounts:

o

Billed or unbilled amounts representing claims or other similar items subject to uncertainty concerning their determination or ultimate realization. Include a description of the nature and status of the principal items comprising such amounts.

•	ASC 210-10-45-13 states: Asset valuation allowances for losses such as those on receivables and investments shall be deducted from the assets or groups of assets to which the allowances relate.

•	ASC 310-10-50-14 states: Asset valuation allowances required by paragraph 210-10-45-13 shall have an appropriate disclosure.

The Company notes that disclosure of the Cumulative allowance, as currently presented in Note 6 to the Consolidated Financial Statements, meets the requirements for disclosure under the applicable guidance above. Further, the Company believes that presenting the amount of the cumulative allowance in the Notes to the Consolidated Financial Statements, rather than on the face of the Consolidated Financial Statements, accomplishes the objective of providing users of the financial statements with the relevant information.

Consolidated Statements of Comprehensive Income, page F-4

Confidential Treatment Requested by Royalty Pharma plc

Pursuant to 17 C.F.R. Section 200.83

Mr. Tim Buchmiller Division of Corporation Finance Office of Life Sciences U.S. Securities and Exchange Commission
	15	March 26, 2020

43.    In order to more clearly understand and differentiate your revenue streams from royalty assets, please consider revising your revenue line items to indicate the specific royalty assets from which such revenues are derived. For example, consider labeling your revenue streams as “Income from financial royalty assets” and “Revenue from intangible royalty assets” or something similar.

Response:    The Company respectfully acknowledges the Staff’s comment, and, in response to the Staff’s comment, the Company has revised the line items within its income and revenue streams to refer to “Income from financial royalty assets” and “Revenue from intangible royalty assets.”

Notes to Consolidated Financial Statements 2 Summary of Significant Accounting Policies Royalty Assets, page F-9

44.    Please demonstrate how you determined that the accounting in ASC 310—Receivables, is the appropriate accounting guidance to account for the “royalty assets, net—financial assets” applying the guidance to your specific facts and circumstances. In this regard, tell us whether there were any accounting alternatives that you considered.

Response:     The Company respectfully acknowledges the Staff’s comment and appreciates the opportunity to provide clarity on its accounting treatment for “Financial royalty assets, net.” The Company reached its conclusion on the accounting treatment for financial royalty assets after carefully considering the facts and circumstances related to the acquired royalties.

The line item “Financial royalty assets, net” represents a portfolio of rights to future royalty payments that we acquired from individual sellers, including inventors, universities, research hospitals, foundations and companies. Royalty Pharma did not acquire the underlying intellectual property of the marketed products. Royalty Pharma does not participate in the marketing or research and development activities of the products to which the royalties relate. In a typical arrangement, Royalty Pharma enters into a royalty purchase agreement to purchase rights, title and interest in royalty streams payable to a counterparty under a license agreement(s). In other cases, for example synthetic royalties, Royalty Pharma acquires the rights to receive a royalty on sales of biopharmaceutical products directly from the marketer. In both cases, these transactions do not involve an assignment of the underlying license agreement (in the case of a purchase of a royalty from a licensor of intellectual property) or of the underlying intellectual property (e.g., a patent on a compound or method of treatment) to Royalty Pharma. In most cases, the royalties that are acquired are on biopharmaceutical products that have already been approved by the FDA for use and are patented.

First, on the basis of the individual purchase agreements, the Company considered whether the royalty acquired is an intangible asset or financial asset. A financial asset is defined in the ASC Master Glossary as follows:

•	Cash, evidence of an ownership interest in an entity, or a contract that conveys to one entity a right to do either of the following:

a.	Receive cash or another financial instrument from a second entity

b.	Exchange other financial instruments on potentially favorable terms with the second entity.

•

A financial asset exists if and when two or more parties agree to payment terms and those payment terms are reduced to a contract. To be a financial asset, an asset must arise from a contractual agreement between two or more parties, not by an imposition of an obligation by one party on another.

Confidential Treatment Requested by Royalty Pharma plc

Pursuant to 17 C.F.R. Section 200.83

Mr. Tim Buchmiller Division of Corporation Finance Office of Life Sciences U.S. Securities and Exchange Commission
	16	March 26, 2020

•	An intangible asset is defined in the ASC Master Glossary as: Assets, excluding financial assets that lack physical substance.

In order to determine whether the royalty acquired is an intangible asset, the Company assessed its rights under each contract. A key factor in the determination of whether the royalty is to be considered a financial asset versus an intangible asset is whether the rights contained in the purchase agreement are more protective in nature, and thus more akin to those of a creditor, or whether the rights pertain to rights of ownership and/or decision making rights over the underlying intellectual property (i.e., allow for commercial exploitation). If the rights are more protective in nature, then the asset would be considered a financial asset. If the rights allow for commercial exploitation, then the asset would be considered an intangible asset.

As previously stated, the purchase of a royalty typically does not give Royalty Pharma the right to exploit the underlying products or intellectual property commercially, such as the ability to decide on distribution channels and territories, setting the net selling price for the biopharmaceutical product, the ability to decide on marketing, the rights to decide whether to discontinue, market and/or promote the biopharmaceutical product in any territory, or the right to initiate the enforcement action on infringements. We, therefore, concluded we did not hold rights to the intellectual property related to the pharmaceutical products. The rights provided to Royalty Pharma are more protective in nature, akin to those of a creditor, protecting rights to future cash flows.

Based on the review of the contractual arrangements, the Company owns rights to receive certain future cash flows. In all cases classified as a financial asset, the rights arose from a contractual agreement between the sellers and the Royalty Pharma, and as such, meets the definition of a financial asset under the ASC Master Glossary definition, as the contracts represent a right to “receive cash or another financial instrument from a second entity.”

Next, the Company assessed whether or not the financial asset is a derivative. The Company concluded that the royalty interests would not meet the definition of a derivative pursuant to ASC 815—Derivatives and hedging (“ASC 815”). The Company made an initial net investment that is commensurate with the amount that would be exchanged to acquire the rights to the underlying cash flows. Pursuant to ASC 815-10-15-83, in order to meet the definition of a derivative a contract must require no, or limited, initial net investment. Additionally, the settlement amounts are determined by reference to the top line revenues attributable to the sales of the underlying pharmaceuticals or biopharmaceuticals. Therefore, the acquired financial royalty asset is deemed to be based on “specified volumes of sales or service revenues of one of the parties to the contract” and, thus, is considered scoped out of guidance under ASC 815 pursuant to ASC 815-10-15-59(d).

Confidential Treatment Requested by Royalty Pharma plc

Pursuant to 17 C.F.R. Section 200.83

Mr. Tim Buchmiller Division of Corporation Finance Office of Life Sciences U.S. Securities and Exchange Commission
	17	March 26, 2020

The Company then considered whether or not the financial asset should be classified as a debt security under ASC 320—Investments—debt and equity securities (“ASC 320”). ASC 320-10-20 defines a security as:

•	A share, participation, or other interest in property or in an entity of the issuer or an obligation of the issuer that has all of the following characteristics:

a.

It is either represented by an instrument issued in bearer or registered form or, if not represented by an instrument, is registered in books maintained to record transfers by or on behalf of the issuer.

b.

It is of a type commonly dealt in on securities exchanges or markets or, when represented by an instrument, is commonly recognized in any area in which it is issued or dealt in as a medium for investment.

c.	It either is one of a class or series or by its terms is divisible into a class or series of shares, participations, interests, or obligations

The royalty interests were not issued in bearer form, are not in a form commonly dealt on exchanges and are not divisible, and therefore should not be considered a debt security. As a result of our analysis we concluded that the commercial license right would not be in the scope of ASC 320.

Finally, the Company considered whether it is appropriate to apply the initial and subsequent measurement accounting models in ASC 310. ASC 310-10-05-4 states “Receivables may arise from credit sales, loans, or other transactions. Receivables may be in the form of loans, notes, and other types of financial instruments and may be originated by an entity or purchased from another entity.” Based on the guidance above, and because of the nature of the rights to future cash flows to be received on fixed or determinable dates, we believe the financial asset most closely represents a receivable to the Company.

Management applied the following guidance under ASC 310-10-30-2 in determining the initial recognition and measurement of its financial royalty assets:

•

As indicated in paragraph 835-30-25-4, when a note is received solely for cash and no other right or privilege is exchanged, it is presumed to have a present value at issuance measured by the cash proceeds exchanged. If cash and some other rights or privileges are exchanged for a note, the value of the rights or privileges shall be given accounting recognition as described in paragraph 835-30-25-6.

Finally, the Company evaluated its ability to elect the fair value option in accordance with ASC 825-10-15-4(a) for the financial assets and to recognize its financial royalty assets at fair value each reporting period, with any changes in value recorded in the income statement. The Company did not elect the fair value option for our financial royalty assets because fair value does not reflect Royalty Pharma’s business model. More specifically, Royalty Pharma does not intend to benefit from the capital appreciation of its royalty investments by selling or trading the asset. Instead, it generally holds the royalty assets through the duration of the royalty (generally once the underlying patents on the intellectual property expire and generic competition to the respective products enter the market). The Company believes actual and forecasted cash flows are more relevant for investors and users of the financial statements, which are reflected through the application of the effective interest model under ASC 310 and ASC 835-30.

Investment in non-consolidated affiliates, page F-14

45.    For both of the Avillion entities in which you have made an investment, please provide us with your analysis supporting your conclusion that you do not have the power to direct the activities that most significantly influence the economic performance of the entity.

Confidential Treatment Requested by Royalty Pharma plc

Pursuant to 17 C.F.R. Section 200.83

Mr. Tim Buchmiller Division of Corporation Finance Office of Life Sciences U.S. Securities and Exchange Commission
	18	March 26, 2020

Response:     The Company respectfully acknowledges the Staff’s comment, and in response to the Staff’s comment, the Company has provided a summary of the analysis of both investment structures below.

Avillion I Entities

On April 24, 2014, RPIFT, Clarus Lifesciences II, LP (“Clarus”), and Abingworth Bioventures VI LP (“Abingworth”) formed a joint venture (the “Avillion I Entities”) for the purpose of co-developing Bosulif with Pfizer, Inc. (“Pfizer”). The Avillion I Entities had the exclusive right to conduct clinical trials examining the efficacy of Bosulif while Pfizer retained ownership of all data, inventions, and know-how arising from the clinical trial. Bosulif was approved by the FDA in December 2017 in first-line chronic myeloid leukemia and, under the terms of the co-development agreement, this approval triggered Pfizer’s obligation to make a series of fixed annual payments to the Avillion I Entities.

The decisions embedded in the design of the clinical trial of Bosulif conducted by the Avillion I Entities and the structure of the Avillion I Entities significantly impacted the economic performance of the Avillion I Entities. These decisions were mutually agreed upon by the three investors in the Avillion I Entities. Subsequent to the December 2017 FDA approval of Bosulif, the only activity of the Avillion I Entities is to collect a series of fixed annual payments from Pfizer. RPIFT has the ability to designate one out of three director on the board of directors, representing less than 35% of the total number of directors on the board of directors. Decisions made by the board of directors require a majority consent. Given that RPIFT does not control the board of directors and does not have any unilateral kick-out, liquidating, or substantive participating rights, RPIFT does not have the power to direct the activities that most significantly influence the economic performance of the Avillion I Entities.

Avillion II Entities

On March 28, 2017, RPIFT and Clarus formed a joint venture (the “Avillion II Entities”) for the purpose of entering into co-development arrangements for potential pharmaceutical products. The first co-development agreement entered into by the Avillion II Entities was with Merck KGaA (“Merck”), to develop M1095 for the treatment of psoriasis. The Avillion II Entities were responsible, at their cost, for (1) all phase II clinical trial activities for the potential psoriasis treatment, except for the supply of the product and matched placebo, which are provided by Merck, and (2) any approved pre-phase III clinical activities. Merck was responsible for maintaining all the intellectual property and patents related to the drug and for the commercial launch of the product. The Avillion II Entities were entitled to certain milestone and royalty payments depending on whether Merck elected to proceed with phase III clinical trials and if the applicable product received regulatory approval. In 2019, Merck elected not to move forward with the next phase of clinical trials and RPIFT’s funding commitments are expected to be completed in the first six months of 2020.

RPIFT and Clarus have 50/50 ownership of the Class A interests of the Avillion II Entities that track the interest of the Avillion II Entities in the co-development agreement with Merck. RPIFT has the right to designate one director on the Class A board of directors, representing less than 35% of the total number of directors on the Class A board of directors. Decisions made by the Class A board of directors, including funding decisions, require at least majority consent. Given that RPIFT does not control the Class A board of directors of the Avillion II Entities, and does not have any unilateral kick-out,

Confidential Treatment Requested by Royalty Pharma plc

Pursuant to 17 C.F.R. Section 200.83

Mr. Tim Buchmiller Division of Corporation Finance Office of Life Sciences U.S. Securities and Exchange Commission
	19	March 26, 2020

liquidating, or substantive participating rights related thereto, RPIFT does not have the power to direct the activities that most significantly influence the economic performance of the Avillion II Entities with respect to the co-development agreement with Merck or otherwise.

On March 12, 2018, RPIFT, Clarus and Abingworth entered into a new funding arrangement with the Avillion II Entities for purposes of enabling the Avillion II Entities to enter into a co-development agreement with Pearl Therapeutics, Inc. (“Pearl”) in relation to PT027, a potential product for the treatment of asthma. The Avillion II Entities have the exclusive rights to conduct development activities and the non-exclusive right to conduct commercialization. The Avillion II Entities are responsible, at their cost, for development activities related to phase III clinical trials and regulatory preparation and submission of the asthma product in development. Upon regulatory approval, Pearl will purchase from the Avillion II Entities all rights to the research results in exchange for certain specified payments by Pearl.

RPIFT owns 43.57% the Class B interests of the Avillion II Entities that track the interest of the Avillion II Entities in the co-development agreement with Pearl. RPIFT has the ability to designate one director to the Class B board of directors, representing 25% of the total number of directors on the Class B board of directors. Decisions made by the Class B board of directors, including funding decisions, require at least majority consent. Given that RPIFT does not control the Class B board of directors of the Avillion II Entities, and does not have any unilateral kick-out, liquidating, or substantive participating rights related thereto, RPIFT does not have the power to direct the activities that most significantly influence the economic performance of the Avillion II Entities with respect to the co-development agreement with Pearl or otherwise.

Concentrations of credit risk, page F-15

46.    Please file your agreement with Vertex as an exhibit or provide us with an analysis supporting your determination that you are not substantially dependent on that agreement.

Response:     The Company respectfully acknowledges the Staff’s comment and agrees to file in future filings its agreement with Vertex as Exhibits to the Registration Statement.

7. Cumulative Allowance for Changes in Expected Cash Flows from Royalty Assets, page F-22

47.    Please revise to present your allowance rollforward by product similar to the level of disaggregation in your royalty assets table on page F-21.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it is not aware of any specific accounting literature that requires the presentation of its cumulative allowance for changes in expected future cash flows to be disaggregated by product.

The Company considered the guidance in ASC 310-10-50-11B by analogy, which requires reporting entities to disclose certain information about financing receivables for each portfolio segment, including the following information related to the activity in the allowance for credit losses each period:

•	“...c. The activity in the allowance for credit losses for each period, including all of the following:

1.	The balance in the allowance at the beginning and end of each period

2.	Current period provision

Confidential Treatment Requested by Royalty Pharma plc

Pursuant to 17 C.F.R. Section 200.83

Mr. Tim Buchmiller Division of Corporation Finance Office of Life Sciences U.S. Securities and Exchange Commission
	20	March 26, 2020

3.	Direct write-downs charged against the allowance

4.	Recoveries of amounts previously charged off…”

In order to determine how to disaggregate “Financial royalty assets” into portfolio segments, the Company considered the definition of a portfolio segment from the ASC Master Glossary, as well as the following guidance in ASC 310-10-55-22:

•

A creditor must strike a balance between obscuring important information as a result of too much aggregation and overburdening financial statements with excessive detail that may not assist financial statement users to understand the entity’s financing receivables and allowance for credit losses. For example, a creditor should not obscure important information by including it with a large amount of insignificant detail. Similarly, a creditor should not disclose information that is so aggregated that it obscures important differences between the different types of financing receivables and associated risks.

The Company aggregates “Financial royalty assets” into a single portfolio segment for disclosure purposes because it believes that this presentation provides the financial statement users with the appropriate level of information to understand the Company’s financial royalty assets and related allowances. When determining how to stratify financial royalty assets into portfolio segments for disclosure purposes, the Company considered its portfolio of over 20 financial assets which continues to grow, and concluded that presenting each individual royalty asset as its own portfolio segment would overburden the disclosures with excessive detail.

Signatures, page II-4

48.    Please revise to indicate who is signing in the capacity of your principal financial officer and to include the signature of your authorized representative in the United States. Please refer to Instruction 1 to Signatures to Form S-1.

Response:    The Company respectfully acknowledges the Staff’s comment, and, in response to the Staff’s comment, the Company has revised the signature page to indicate that Mr. Legorreta will be signing the Registration Statement in the capacity of principal financial officer.

General

49.    Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response:    The Company respectfully acknowledges the Staff’s comment, and advises the Staff that to date, neither the Company nor anyone authorized on the Company’s behalf has engaged in any “testing the waters” activity or otherwise presented any written communications to potential investors. The Company agrees to provide the Staff with copies of all written communications, if any, used in connection with any future “testing the waters” activities.

* * *

Confidential Treatment Requested by Royalty Pharma plc

Pursuant to 17 C.F.R. Section 200.83

Mr. Tim Buchmiller Division of Corporation Finance Office of Life Sciences U.S. Securities and Exchange Commission
	21	March 26, 2020

Please do not hesitate to contact me at (212) 450-4674 or richard.truesdell@davispolk.com if you have any questions regarding the foregoing or if I can provide any additional information.

Very truly yours,

/s/ Richard D. Truesdell, Jr.

Richard D. Truesdell, Jr.

cc:     Via E-mail

Pablo Legorreta, Chief Executive Officer and Chief Financial Officer

George Lloyd, RP Management’s General Counsel

Arthur R. McGivern, Esq.

Edwin M. O’Connor, Esq.

Benjamin K. Marsh, Esq.